UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Executive Performance Share Awards dated 14 March 2025, prepared by WPP plc.

FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                       14 March 2025

WPP plc ("WPP")

Executive Performance Share Awards

On 12 March 2025, awards were made to the 2025 participants which comprise WPP's Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer as set out in the table below, and other select senior executives within the Group's operating companies.

Executive Director	Number of shares awarded
Mark Read	714,432
Joanne Wilson	361,617
Andrew Scott	354,480

Awards take the form of nil-cost options or conditional awards of performance shares, which are exercisable over WPP shares or ADRs and the amounts stated represent the maximum possible opportunity.

The extent to which awards become exercisable or vest in 2028 will depend on WPP's performance over the three-year performance period from 1 January 2025 to 31 December 2027.

Awards are subject to three equally weighted performance measures: average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR).  Achieving threshold performance will result in a vesting opportunity of 20% of the award. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance.

Notes

1)   These awards were made in accordance with the terms of the 2023 Directors' Compensation Policy as approved by shareholders on 17 May 2023

2)   To the extent that each element of an award does not vest at the end of the three- year performance period it will lapse

3)   Additional shares will be awarded at vesting in lieu of dividends on the shares that vest

4)   Awards to Executive Directors are subject to an additional two-year post-vesting holding period

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mark Read
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Grant of award over WPP plc ordinary shares under the WPP plc Executive Performance Share Plan
c)	Price(s) and volume(s) (Number of WPP ordinary shares or WPP ADRs sold or purchased and price per share/ADR)	Price(s)	Volume(s)
		Nil cost option	714,432
d)	Aggregated information - Aggregated number - Aggregated Price - Total	N/A (single transaction)
e)	Date of the transaction	12 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Joanne Wilson
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Grant of award over WPP plc ordinary shares under the WPP plc Executive Performance Share Plan
c)	Price(s) and volume(s) (Number of WPP ordinary shares or WPP ADRs sold or purchased and price per share/ADR)	Price(s)	Volume(s)
		Nil cost option	361,617
d)	Aggregated information - Aggregated number - Aggregated Price - Total	N/A (single transaction)
e)	Date of the transaction	12 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Andrew Scott
b)	Position/status	Chief Operating Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer
a)	Full name of the entity	WPP plc
b)	Legal Entity Identifier code	549300LSGBXPYHXGDT93
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary shares of 10 pence each ('Ordinary Shares') ISIN: JE00B8KF9B49
b)	Nature of the transaction	Grant of award over WPP plc ordinary shares under the WPP plc Executive Performance Share Plan
c)	Price(s) and volume(s) (Number of WPP ordinary shares or WPP ADRs sold or purchased and price per share/ADR)	Price(s)	Volume(s)
		Nil cost option	354,480
d)	Aggregated information - Aggregated number - Aggregated Price - Total	N/A (single transaction)
e)	Date of the transaction	12 March 2025
f)	Place of the transaction	London Stock Exchange (XLON)

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Balbir Kelly-Bisla
Group Company Secretary

Further information
Media: press@wpp.com
Investors: irteam@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 14 March 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary